February 27, 2026

Jeffrey Oldenkamp
Executive Vice President and Chief Financial Officer
Hawkins, Inc.
2381 Rosegate
Roseville, MN 55113

       Re: Hawkins, Inc.
           Form 10-K for Fiscal Year Ended March 30, 2025
           Form 8-K Furnished January 28, 2026
           File No. 000-07647
Dear Jeffrey Oldenkamp:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 30, 2025
Notes to Consolidated Financial Statements, page 32

1. It appears selling, general and administrative expenses is material to your results of operations. Please consider describing what this line item consists of.
Note 14 - Leases, page 45

2. Please disclose the cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1.
Note 15 - Segment Information, page 45

3. You disclose here there are no intersegment sales. On page 1 under Business you disclose the Industrial Group ("Industrial") repackages water treatment chemicals for the Water Treatment Group ("Water Treatment"), there are significant synergies between
       Water Treatment and Industrial regarding chemicals sold by Water Treatment derived from large volume of chemicals purchased by Industrial, and Water Treatment and
       Industrial share certain resources. In view of this, please describe for us and disclose as
 February 27, 2026
Page 2

       appropriate the relationship between these two groups such that no intersegment sales occur. Also, describe for us and disclose as appropriate how the costs of resources shared between these groups and chemicals purchased by Industrial on behalf of Water
       Treatment are assigned to the appropriate segment.
Form 8-K Furnished January 28, 2026
Exhibit 99.1, page 1

4. Under the caption "Third Quarter Fiscal Year 2026 Highlights," for the non-GAAP
       measure Adjusted EBITDA, please present the most directly comparable GAAP measure of net income with equal or greater prominence. Refer to Question 102.10(a) of the
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services